Exhibit (a)(16)
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                        Supplement Dated February 8, 2007
            Relating to the Offer to Purchase Dated January 22, 2007
                          as amended January 30, 2007
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                            MILDRED B. HOREJSI TRUST

                   Has Amended Its Offer to Purchase for Cash
                  All of the Outstanding Shares of Common Stock
                                       of
               PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST
                                       at
                              $14.16 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 16, 2007, UNLESS THE OFFER IS FURTHER EXTENDED.

THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING OR UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT TO CERTAIN CONDITIONS, INCLUDING THE CONDITION THAT TENDERING HOLDERS HOLDING SHARES ON FEBRURARY 15, 2006 MUST PROVIDE A PROXY TO VOTE THE SHARES. SEE "CONDITIONS TO THE OFFER --
SECTION 14."

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE
MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THE OFFER OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    IMPORTANT

     Any shareholder desiring to tender all or any portion of the shareholder's shares should either:

     |X| Request the shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if the shareholder desires to tender such shares; or

     |X| Complete and sign the letter of transmittal (or a facsimile thereof) in accordance with the instructions in the letter of transmittal, have the shareholder's signature guaranteed if required by Instruction 1 to the letter of transmittal, mail or deliver the letter of transmittal (or such facsimile), or, in the case of a transfer effected pursuant to the book-entry transfer procedures set forth in "THE OFFER --
          Section 7," transmit an "agent's message" (as defined in "THE OFFER --
          Section 6"), and any other required documents to the depositary and either deliver the certificates for such shares to the depositary along with the letter of transmittal (or such facsimile) or deliver the shares pursuant to the book-entry transfer procedures set forth in "THE OFFER -- Section 7."

If a shareholder desires to tender shares and the share certificates are not immediately available, or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the depositary prior to the "expiration date" (as defined herein), then the tender may be effected by following the procedure for guaranteed delivery set forth in "THE OFFER -- Section 7."

Questions and requests for assistance may be directed to Morrow & Co., Inc., which is acting as the information agent for our offer, at (203) 658-9400 (for Brokers or Bankers) or (800) 607-0088 (toll-free for shareholders). Additional copies of this offering document, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the information agent.

                     The Information Agent for the Offer is:
                               Morrow & Co., Inc.
                                 470 West Avenue
                               Stamford, CT 06902
                      Banks and Brokers Call (203) 658-9400
                   Shareholders Call Toll Free: (800) 607-0088

     The following information amends and supplements the Offer to Purchase dated January 22, 2007 and filed as exhibit (a)(1) to the Schedule TO filed by the Mildred B. Horejsi Trust, an irrevocable grantor trust administered in accordance with Alaska administrative statutes and governed by Alaska trust law (the "Trust"). It amends and supplements the Tender Offer initially filed with the Securities and Exchange Commission ("SEC") on January 22, 2007 (the "Original Schedule TO"), as amended January 30, 2007 pursuant to which Trust is offering to purchase up to 100% of the outstanding shares of common stock, par value $0.001 per share (the "shares"), of Putnam California Investment Grade Municipal Trust, a Massachusetts business trust ("PCA"), at a price of $14.16 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest.

     Except as otherwise set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase and the letter of transmittal are applicable in all respects to the Offer. The information set forth below should be read in conjunction with the Original Schedule TO and the letter of transmittal and terms not defined herein have the meanings ascribed to them in the Original Schedule TO.


                              QUESTIONS AND ANSWERS

How have you amended the Offer?

     We are amending our Offer as follows:

          1.   We are providing you with additional  information regarding PCA's
               Schedule 14D-9 filing and related documents in which the trustees of PCA have offered their recommendation statement regarding the Offer.

          2. We have removed one of our conditions to the Offer as discussed in detail below.

          3. We have conditioned the Offer requiring that shares tendered and accepted for payment from tendering holders who held the shares on February 15, 2007 must be accompanied by a valid irrevocable proxy to vote such shares, as discussed in more detail below.

     We have not changed the number of shares we are offering to purchase, the offer price, and the procedures for tendering and withdrawing shares or any of the other terms of our Offer.


What condition to the Offer have you changed?

     In the Original Schedule TO, the "Conditions to the Offer" section states in #7 that "if the number of shares tendered is less than 25% of the outstanding shares, we may determine, based on our sole discretion, that the number of shares tendered as a result of this Offer are insufficient for us to meet our goals as set forth herein[.]" We are removing this condition #7 to the Offer; all other conditions to the Offer remain unchanged. Our Offer is not subject to any minimum number of shares being tendered.


What condition have you added?

     We have reason to believe that PCA has set February 15, 2007 (the "Record Date") as the record date for a special meeting of shareholders to approve the terms and conditions of a merger. Because we intend to vote all of our shares at this meeting, we have added a condition to the offer requiring that shares tendered and accepted for payment from tendering holders who held the shares on the Record Date must be accompanied by a valid irrevocable proxy to vote such shares.


What additional information are you providing in response to PCA's Schedule 14D-9 filing?

     You should have received, or will receive soon, materials from the trustees of PCA concerning our Offer and their recommendations about the Offer. In principal, the trustees have stated that they believe you should not tender your shares to us so that you can potentially earn an additional 4.4% and so that you can continue to keep your assets under management with Putnam, This is contrary to the trustees' earlier communications to you in which they stated that they "believe that the continued operation of the fund as [a] closed-end fund is in the best long-term interests of the fund's shareholders." Further, the trustees have stated that the "benefits [of PCA remaining a closed-end fund] include the ability to maintain a stable pool of assets and remain more fully invested in longer-term, higher-yielding securities than would be possible if the fund were open-end[ed.]" Finally, as discussed below, we believe keeping your assets with Putnam does not make long-term sense for you.

     Here are the reasons why we believe you should tender your shares:

          1. Our offer is no longer subject to any minimum number of shares being tendered.(1)

          2. You will realize cash on your shares now, and not wait several months(2) crossing your fingers that the merger happens. There are two risks in waiting for the merger: First, the risk that the trustees don't follow through with their promise to merge (or the merger is voted down by shareholders) and, second, the risk that, after the merger happens or does not happen, the per-share NAV will be less than our offer price. Do you really want to take these risks? If you tender your shares with us, you can walk away with cash and avoid these risks.

          3. The trustees are asking you to risk your investment so they can merge your shares with those of another Putnam fund managed by the same investment adviser that manages PCA. Given PCA's abysmal results and peer group rankings by Morningstar, we believe the trustees' recommendation runs contrary to your long-term best interests and clearly indicates that the trustees are more concerned with Putnam retaining management of your assets than maximizing your share value. This is underscored by the fact that the independent trustees own only a handful of shares of PCA. Filings with the SEC show that the independent trustees own an average of less than 140 shares each. This says a lot about what the independent trustees think about the manager, Putnam Management, and the future of PCA.

          4. PCA's 1-year return on NAV as of 12/31/06 was 6.03%, outperforming its benchmark(3) by 1.19%. The trustees want to merge your shares of PCA into the open-end Putnam California Tax Exempt Income Fund. This fund performed worse than the same benchmark for 6 out of the past 7 calendar years and underperformed PCA for 5 of the last 7 years. In contrast, the closed-end funds controlled and managed by the Horejsi family(4) outperformed their respective indices for 6 out of the past 7 years (BTF) and 3 out of the past 4 years (BIF)(5). BIF's 1-year return on NAV was 26.4% for the period ending 12/31/06, beating the S&P 500 index by 10.6% for the same period. BTF's 1-year return on NAV was 19.9%, beating the S&P 500 Index by 4.1% for the same period. Of course, past performance is no guarantee of future results, and we caution you that BIF and BTF have had substantially different investment objectives than PCA and the Putnam open-end fund and, consequently, investment returns are not directly comparable.

               Although no one can predict with any certainty whether investments will appreciate or decline in value going forward, PCA's trustees think that you are better served by owning shares in a fund which has fared even more poorly than PCA! We are offering you approximately 96% of the net asset value of your shares now or a chance at a new direction in fund management.

          5. As discussed above, the trustees have already considered and rejected a proposal very similar to their latest recommendation. Their flip-flop adoption of a proposal they said was a bad idea just several months ago should raise questions; we believe our offer makes more sense for you.

          6. Under PCA's declaration of trust and under the Federal laws governing PCA, it is apt to be very difficult and time-consuming to merge PCA into an open-end fund. We believe the trustees' proposal to merge PCA will fail for lack of shareholder support and thus the 4.4% gain down the road the trustees talk about may be illusory. The Trust will not vote in favor of the proposed merger. The true purpose of the trustees, we believe, is to keep your money under their management. We think the trustees' proposal is solely a response to our tender offer. If our tender offer fails, we think, based on the trustees' recent flip-flopping, there is a very real risk that they will drop the merger proposal or allow it to fail, and as a result PCA's market price and discount will sink back to the level prior to our tender.

          7. The trustees recommend that PCA be kept under Putnam's management. Putnam has been accused of excessive short-term trading and will pay a total of at least $193.5 million in penalties and restitution for these open-end fund abuses. As recently as January 9, 2007, Putnam was forced to agree to a settlement on charges of breach of fiduciary duty to you. Do you really want the people with this track record looking after your money?

          8. In the three year period through October 2006, Putnam's U.S. stock funds returned less than those of 18 of the 20 largest fund firms, according to a ranking by Russel Kinnel, a Morningstar analyst. Putnam's investors have redeemed more than $159 billion during that period. The shareholders in those open-end funds had a chance to escape. Again, we are giving shareholders the opportunity to get out of PCA now at a fair price relative to the fund's NAV. As of November 2006, Putnam dropped from the fourth-largest mutual fund company to the 21st by assets among fund managers, according to the Investment Company Institute. According to their own documents, they anticipate additional withdrawals in 2007 of $900 million. We believe our offer gives you an opportunity to redeem your shares at a fair price close to NAV and move PCA in a new direction.

     We intend to acquire control of PCA so that we may take PCA in a new direction with investment advisers solely dedicated to the management of closed-end funds. One of the changes we will propose to implement if we acquire control of PCA is to change PCA's investment policies to permit PCA to invest in securities other than California municipal bonds. This change is likely to result in NONE OF PCA's DIVIDENDS being exempt from either federal or California income taxes.


If I already tendered my shares in the Offer, do I have to do anything now?

     No. Shareholders who validly tendered their shares previously and have not withdrawn them do not have to take any further action. If the Offer is completed, these shares will be accepted for payment and the tendering shareholders will receive the offer price of $14.16 per share in cash, without interest, less any required withholding taxes. See "THE OFFER --
     Section 5."


Can I withdraw my previously tendered shares?

     You may withdraw all or a portion of your tendered shares at any time prior to the time the shares are accepted for payment, after which they cannot be withdrawn. See "THE OFFER -- Section 8."

How do I withdraw previously tendered shares?

     To withdraw shares, you must deliver a written notice of withdrawal with the required information to the depositary while you still have the right to withdraw the shares. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct them to arrange for the withdrawal of your shares. See "THE OFFER -- Section 8."


How many shares have been tendered in response to your Offer?

     As of the close of business on February 8, 2007, 20,860 shares have been tendered for sale to us in response to our Offer.


Who can I contact if I have additional questions about the Offer?

     If you have questions or you need assistance, you should contact Morrow & Co., Inc., which is acting as the information agent for our Offer, at (203) 658-9400 (for Brokers or Bankers) or (800) 607-0088 (toll-free for shareholders).


                                  MISCELLANEOUS

     The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the tender of shares in connection therewith would not be in compliance with the laws of such jurisdiction. If we become aware of any state law prohibiting the making of the Offer or the acceptance of shares pursuant thereto in such state, we will make a good faith effort to comply with any such state statute or seek to have such state statute declared inapplicable to the Offer. If, after such good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Trust by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in the Offer and, if given or made, that information or representation must not be relied on as having been authorized.


     We filed with the SEC a Schedule TO dated January 22, 2007 and an Amendment No. 1 to Schedule TO dated January 30, 2007, under Exchange Act Rule 14d-3, together with exhibits, furnishing additional information with respect to the Offer, and may file additional amendments thereto. That schedule and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the same manner as discussed in "THE OFFER -- Section 12" with respect to information concerning PCA.


MILDRED B. HOREJST TRUST
February 8, 2007


FOOTNOTES:

     (1) Our original offer contained the condition that "if the number of shares tendered is less than 25% of the outstanding shares, we may determine, based on our sole discretion, that the number of shares tendered as a result of this Offer are insufficient for us to meet our goals as set forth herein[.]" We have removed this condition and thus our offer is not subject to any minimum number of shares being tendered.

     (2) In a recent press release, PCA indicated that the merger would be completed in June 2007.

     (3) The Lehman Municipal Bond Index.

     (4) Boulder Growth & Income Fund, Inc. (NYSE:BIF) and Boulder Total Return Fund, Inc. (NYSE:BTF).

     (5) The Horejsi family trusts gained control of BIF in 2002.

                           [INTENTIONALLY LEFT BLANK]

                           [INTENTIONALLY LEFT BLANK]

     Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of PCA or his or her broker, dealer, commercial bank, trust company or other nominee to the depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                             The Colbent Corporation



               By Mail:                           By Overnight Courier:                           By Hand:
        The Colbent Corporation                  The Colbent Corporation                   The Colbent Corporation
        Attn: Corporate Actions                  Attn: Corporate Actions                   Attn: Corporate Actions
              POB 859208                           161 Bay State Drive                       161 Bay State Drive
        Braintree MA 02185-9208                    Braintree MA  02184                       Braintree MA  02184


                                  By Facsimile:
                                 (781-380-3388)

                         Confirm Facsimile Transmission:
                             (781-843-1833 Ext. 200)

     Questions and requests for assistance may be directed to the information agent at its address and telephone numbers listed below. Additional copies of this Supplement, the Offer to Purchase, the letter of transmittal and other tender offer materials may be obtained from the information agent, and will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:

                               Morrow & Co., Inc.
                                 470 West Avenue
                               Stamford, CT 06902
                      Banks and Brokers Call (203) 658-9400
                   Shareholders Call Toll Free: (800) 607-0088